UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Essex Rental Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

297187106
(CUSIP Number)

Kevin M. Casey
c/o Casey Capital, LLC
112 Route 39 North
Sherman, Connecticut 06784
Telephone Number: 646-825-4630

F. Mark Reuter, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street
Cincinnati, Ohio 45202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 7, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	297187106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Casey Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,461,634

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,461,634

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,461,634

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	297187106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KC Gamma Opportunity Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,461,634

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,461,634

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,461,634

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	297187106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kevin M. Casey

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

1,000

8.	SHARED VOTING POWER

1,461,634

9.	SOLE DISPOSITIVE POWER

1,000

10.	SHARED DISPOSITIVE POWER

1,461,634

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,462,634

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

IN

 Introductory Note

This Schedule 13D Amendment No. 3 amends and supplements the Schedule 13D (the "Original Schedule 13D" and together with Amendment No. 1 filed April 1, 2015 and Amendment No. 2 filed April 6, 2015, the "Schedule 13D") filed by Kevin M. Casey, a United States citizen, Casey Capital, LLC, a Delaware limited liability company ("Casey Capital"), and KC Gamma Opportunity Fund, LP, a Delaware limited partnership (the "KC Gamma Opportunity Fund"), on February 26, 2015. Mr. Casey, Casey Capital and KC Gamma Opportunity Fund are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons". All capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Schedule 13D and, unless amended or supplemented hereby, all information contained in the Schedule 13D remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The funds for the purchase of the Shares beneficially owned by the Reporting Persons (other than the 1,000 Shares owned solely by Kevin M. Casey in his individual capacity, the "Casey Shares") came from working capital of KC Gamma Opportunity Fund.  The net investment costs (including commissions, if any) of the Shares directly owned by the Opportunistic Value Fund is approximately $1,845,263.  The funds for the purchase of the Casey Shares came from Kevin M. Casey's personal assets.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 9, 2015, the Reporting Persons submitted a supplemental director nomination (the "Supplemental Director Nomination") to the Issuer.  The Supplemental Director Nomination is attached hereto as Exhibit 99.7

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) - (d)
As of the date hereof, Kevin M. Casey, Casey Capital and KC Gamma Opportunity Fund may each be deemed to be the beneficial owners of 1,461,634 Shares which are not Casey Shares, constituting 5.9% of the Shares, based upon 24,813,619 Shares outstanding as of the date hereof and Kevin M. Casey may be deemed to be the beneficial owner of the Casey Shares, constituting less than 0.01% of the Shares, based upon 24,813,619 Shares outstanding as of the date hereof.

KC Gamma Opportunity Fund may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 1,461,634 Shares which are not Casey Shares, (the "KC Gamma Opportunity Fund Shares").  Casey Capital, as the investment manager of KC Gamma Opportunity Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 1,461,634 KC Gamma Opportunity Fund Shares.  By virtue of Mr. Casey's position as the sole managing member of Casey Capital, Mr. Casey may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 1,461,634 KC Gamma Opportunity Fund Shares, and, therefore, Mr. Casey may be deemed to be the beneficial owner of such KC Gamma Opportunity Fund Shares.

There have been no transactions by the Reporting Persons in the Shares during the past 60 days except that on April 7, 2015, Kevin M. Casey purchased 1,000 Shares for his own account.

(e) N/A

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.7	Supplemental Director Nomination dated April 9, 2015

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2015

Casey Capital, LLC*

By: /s/ Kevin M. Casey
Name: Kevin M. Casey Title: Managing Member
KC Gamma Opportunity Fund, LP

By: Casey Capital Management, LLC, its general partner By: /s/ Kevin M. Casey
Name: Kevin M. Casey Title: Managing Member
Kevin M. Casey*

/s/ Kevin M. Casey

*  The Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).